Exhibit 99.87

Press Release

for immediate release

PROMETIC REPORTS FOURTH QUARTER AND 2018 YEAR-END

FINANCIAL RESULTS

•	Total revenues for 2018 of $47.4 million compared to $39.1 million in 2017

•	Significant increase in bioseparation 2018 revenues to $22.7 million, a 35% increase over 2017

•	Net loss of $ 237.9 million for the year ended December 31, 2018 includes a non-cash writedown of intangible assets related to IVIG of $ 150.0 million

•	Near-term financing shortfall requires urgent action to restructure the Corporation’s indebtedness and raise capital

LAVAL, QUEBEC, CANADA – April 1, 2019 – Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (Prometic or the Corporation) reported today its financial results for the fourth quarter and year-ended December 31, 2018.

2018 Fourth Quarter and Year-End Financial Results

Revenues

Total revenues for the year ended December 31, 2018 were $47.4 million compared to $39.1 million during the comparative period of 2017, which represents an increase of $8.3 million. Total revenues for the quarter ended December 31, 2018 were $ 10.6 million compared to $6.6 million during the comparative period of 2017, representing an increase of $4.0 million.

Revenues from the sale of goods were $45.6 million during the year ended December 31, 2018 compared to $16.5 million during the corresponding period of 2017, representing an increase of $ 29.1 million. The increased sales revenues for 2018 were mainly due to $22.8 million in sales of normal source plasma. The Corporation decided to sell this inventory as a result of the change in the production forecast due to the delay of the Biologics License Application (“BLA”) approval for Ryplazim™ (plasminogen), (“RyplazimTM”). The remainder of the increase is mainly due to an increase in third party sales in the Bioseparations segment of $5.9 million.

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Revenues from the sale of goods were $10.3 million during the fourth quarter of 2018 compared to $5.5 million during the corresponding period of 2017, representing an increase of $4.8 million which was due to sales of $3.1 million of normal source plasma and an increase in third party bioseparations sales of $1.7 million.

Cost of sales and other production expenses

Cost of sales and production were $38.0 million during the year ended December 31, 2018 compared to $10.1 million for the corresponding period in 2017, representing an increase of $27.9 million. Cost of sales and production for the quarter ended December 31, 2018 were $ 7.6 million compared to $ 2.4 million for the corresponding period in 2017, representing an increase of $5.2 million. The majority of the increase is due to the sales of normal source plasma in 2018 which overall was sold slightly below its carrying amount on a cumulative basis for the year but at a slight profit during the fourth quarter of 2018. The remainder of the increase in both periods is explained by the increase in products sold by the Bioseparations segment.

Research and Development (“R&D”)

R&D expenses were $91.7 million during the year ended December 31, 2018 compared to $100.4 million for the corresponding period in 2017, representing a decrease of $8.7 million. R&D expenses were $21.1 million during the quarter ended December 31, 2018 compared to $28.2 million for the corresponding period in 2017, representing a decrease of $7.1 million.

R&D expenses include the manufacturing cost of plasma-derived and small molecule therapeutics to be used in clinical trials and for the development of our production processes, with the majority of R&D expenses incurred in the plasma-derived therapeutics segment. The manufacturing cost of plasma-derived and small molecule therapeutics was $38.6 million during the year ended December 31, 2018 compared to $34.7 million during the year ended December 31, 2017, representing an increase of $3.9 million. The manufacturing cost of plasma-derived and small molecule therapeutics to be used in clinical trials and for the development of our production processes was $10.5 million during the three months ended December 31, 2018 compared to $10.9 million during the corresponding period of 2017, representing a decrease of $0.5 million.

In 2018, there was a reduction in production activities at the Laval manufacturing plant while the facility focused on addressing the comments received by the U.S. Food and Drug Administration (“FDA”) following their audit of this facility as part of the review of the BLA for RyplazimTM. This resulted in a reduction in overall manufacturing expenses for Plasma-derived therapeutics. However since there was no commercial production in 2018, none of these expenses were capitalized to inventories as compared to 2017.

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Other R&D expenses were $53.0 million during the year ended December 31, 2018 compared to $65.7 million for the corresponding period in 2017, representing a decrease of $12.6 million, and $10.7 million during the quarter ended December 31, 2018 compared to $17.3 million for the corresponding period in 2017, representing a decrease of $6.6 million. The decrease in the clinical trial and pre-clinical research expenses in both the small molecules and plasma-derived therapeutics segments were partially offset by additional spending in relation to the implementation and validation of additional analytical assays and “in-process” controls in the manufacturing of Ryplazim™.

Administration, Sales & Marketing

Administration, selling and marketing expenses were $31.5 million during the year ended December 31, 2018 compared to $31.4 million for the corresponding period in 2017, representing an increase of $0.1 million. The increase is mainly due to the increase in severance compensation which was partially offset by a decline in marketing expense.

Administration, selling and marketing expenses were $10.7 million during the quarter ended December 31, 2018 compared to $ 8.8 million for the corresponding period in 2017, representing an increase of $1.9 million. The increase is mainly due to the increase in severance compensation.

Finance Costs

Finance costs were $22.1 million for the year ended December 31, 2018 compared to $8.0 million during the corresponding period of 2017, representing an increase of $14.1 million. Finance costs were $6.6 million for the quarter ended December 31, 2018 compared to $2.6 million during the corresponding period of 2017, representing an increase of $3.9 million. This increase reflects the higher level of debt during the year ended December 31, 2018 compared to the same period of 2017.

Gain on extinguishment of Liabilities

On November 14, 2018, the Corporation and Structured Alpha LP (“SALP”), an affiliate of Thomvest, modified the terms of the four loan agreements to extend, subject to compliance with covenants and debt servicing obligations, the maturity date of the non-revolving credit facility (“Credit Facility”) from November 30, 2019 to September 30, 2024 and all three original issue discount notes from July 31, 2022 to September 30, 2024. The debt modification was accounted for as an extinguishment of the previous loans and the recording of new loans at their fair value determined as of the date of the modification, resulting in the recording of a gain on extinguishment of liabilities of $34.9 million

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Impairment losses on Intravenous Immunoglobulin (“IVIG”) Assets

As a result of various events affecting the Corporation during 2018, including; 1) the delay of the commercial launch of Ryplazim™ following the identification by the FDA of a number of changes required in the Chemistry, Manufacturing and Controls (“CMC”) section of the BLA submission for congenital plasminogen deficiency, 2) the Corporation’s limited financial resources since Q4 2018, which significantly delayed manufacturing expansion plans and resulted in the Corporation focusing its resources on refiling the RyplazimTM BLA as soon as possible; 3) the recognition of the larger than anticipated commercial opportunities for RyplazimTM, and 4) the change in executive leadership in Q4, the Corporation modified its strategic plans in Q4 to focus all available plasma-derived therapeutic segment resources on the manufacturing and development of RyplazimTM, for the treatment of congenital plasminogen deficiency and other indications. This, combined with the significant work determined to be required on the CMC section of an IVIG BLA, has caused the Corporation to suspend any new activities on IVIG.

These changes and their various impacts prompted management to perform an impairment test of the intangible assets related to IVIG. Cash inflows beginning beyond 2023 were not considered in the calculation of the value in use impairment test due to the inherent uncertainty in forecasting cash flows beyond a five year period. As a result, Impairment losses totalling $150.0 million were recorded on these assets for the year and fourth quarter ended December 31, 2018.

Net Loss

The Corporation incurred a net loss of $237.9 million during the year ended December 31, 2018 compared to a net loss of $120.0 million for the corresponding period of 2017, representing an increase in the net loss of $117.9 million. The net loss in 2018 is higher mainly due to the non-cash impairment losses of $150.0 million related to IVIG, and the increase in finance cost of $ 14.1 million in the year ended December 31, 2018 compared to the corresponding period of 2017. This was partially offset by the recognition of a gain on extinguishments of liabilities of $33.6 million during the year ended December 31, 2018 compared to a loss on extinguishment of liabilities of $4.2 million for the corresponding period in 2017. Offsetting the increase in loss was the fact that no bad debt expense was recorded in 2018 while a $20.5 million expense was recorded in the previous year.

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The Corporation incurred a net loss of $141.3 million during the quarter ended December 31, 2018 compared to a net loss of $41.6 million for the corresponding period of 2017, representing an increase in net loss of $99.7 million. The increase was mainly affected by the impairment losses of $150.0 million related to IVIG recorded during the quarter ended December 31, 2018. This was partially offset by the recognition of a gain on extinguishment of liabilities of $33.6 million during the year ended December 31, 2018 compared to a loss on extinguishment of liabilities of $4.2 million for the corresponding period in 2017. Offsetting the increase in loss was the fact that no bad debt expense was recorded in 2018 while a $20.5 million expense was recorded during the fourth quarter of 2017.

Commenting on the fourth quarter and 2018 year-end financial results, Bruce Pritchard, Prometic’s Chief Operating Officer and Chief Financial Officer, said, “We have delivered on the financial guidance provided for 2018 with significantly reduced expenses and cash flows used in operating activities and increasing product sales. This allowed us to extend our cash runway into early 2019. We extended the repayment terms of our debt to 2024, subject to compliance with our covenants and debt service obligations, and implemented an at-the-market (“ATM”) equity distribution program to help provide short term operating funds. We also retained the services of a global financial advisory and asset management firm to help us raise non-dilutive capital from partnerships and monetization of non-core assets. However, cash remains limited and we continue to rely on the support of SALP while working on these other initiatives.”

“Addressing our material liquidity and balance sheet challenges remains our highest priority. We anticipate that it will most likely require a combination of material corporate, financial and business development transactions to successfully stabilize the financial and liquidity position. This could include a restructuring of the SALP debt and / or recapitalization transaction, and a significant additional equity financing to finance the Corporation to value-creation catalysts such as partnerships and monetization of non-core assets ” added Mr. Pritchard.

Small Molecule Therapeutics Segment

Key Events for 2018:

•

PBI-4050 – Published papers on the novel anti-fibrotic mechanism of action of its small molecule lead drug candidate, PBI-4050, in the American Journal of Pathology, in the Journal of Clinical Investigation and in the Journal of Pharmacology and Experimental Therapeutics

•

PBI-4050 – Disclosed new clinical data from the ongoing Alström Syndrome (“AS”) phase 2 open label clinical trial being conducted in the U.K. demonstrating that the clinical activity and tolerability of PBI-4050 were sustained with prolonged treatment with further clinical activity in the heart and liver observed with longer treatment exposure

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•	PBI-4050 – Received a Rare Pediatric Disease designation from the FDA for the treatment of AS

2019 Updates:

Following the completion of the review and prioritization of all programs and assets, the main priorities for the small molecule therapeutics segment are:

•	PBI-4050 – The filing and approval of an Investigational New Drug application to enable the commencement of the pivotal phase 3 clinical study of PBI-4050 in AS during H2 2019.

•

PBI-4050 - Prometic is planning a randomized, placebo-controlled phase 2 clinical study of PBI-4050 in patients with Nonalcoholic steatohepatitis (“NASH”) to be initiated before the end of 2019 following successful financing

•

PBI-4050 – Prometic is planning a randomized, placebo-controlled, phase 2b clinical study of PBI-4050 in patients with idiopathic pulmonary fibrosis (“IPF“) before the end of 2019 following successful financing.

•	PBI-4547 – Prometic is planning a phase 1 clinical study for its next small molecule compound, PBI-4547. This study is also expected to commence before the end of 2019 following successful financing.

Plasma-Derived Therapeutics Segment

Key Events for 2018:

•

RyplazimTM – Received a Complete Response Letter (“CRL”) from the FDA arising from its review of the RyplazimTM BLA. The FDA identified the need for Prometic to make a number of changes in the Chemistry, Manufacturing and Controls (“CMC”) portion of its BLA filing requiring the implementation and validation of additional analytical assays and “in-process controls” in the manufacturing process of Ryplazim™.

•

RyplazimTM – Completed a Type C meeting with the FDA to discuss the Company’s proposed action plan for the implementation of additional analytical assays and in-process controls related to the RyplazimTM manufacturing process.

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IVIG – Presented new clinical data from the Corporation’s pivotal phase 3 clinical study at the Clinical Immunology Society annual meeting in Toronto. The clinical data presented demonstrated comparable safety and efficacy data to existing commercial IVIG products without any significant drug related safety issues. Both clinical primary and secondary endpoints in adult patients suffering from primary immunodeficiencies were met and achieved.

2019 Updates:

Following the completion of the review and prioritization of all programs and assets, the main priorities for the plasma-derived therapeutics segment are

•

RyplazimTM – The corporation expects to refile the BLA for Ryplazim during H2-2019. After acceptance of the BLA, FDA would establish a new PDUFA date which the Corporation still believes would be eligible for a priority review.

•

RyplazimTM – The Corporation has determined that the best course of action would be to seek third party partners to assist in the commercialization of Ryplazim for all global markets, and discussions are currently ongoing to establish such arrangements.

•

IVIG – Prometic has now completed the required clinical package for IVIG required for a future BLA submission to the FDA. The completion of a robust CMC package for IVIG prior to filing a BLA still requires substantial work, time and investment. The Corporation needs to prioritize manufacturing capacity planning to meet the volume demands for RyplazimTM. IVIG and selected further proteins remain in our pipeline. However, the advanced stage of development and economics of RyplazimTM support a compelling case to focus all the available resources of the plasma-derived therapeutics segment on this therapeutic family to optimize its launch and growth. This, combined with the significant work determined to be required on the CMC section of an IVIG BLA, caused the Corporation to suspend any new activities on IVIG. This will result in a material delay to the commercialization of IVIG as compared to previous timelines and as such, $150.0 million of impairments on the assets pertaining to IVIG activities was recorded.

Bioseparations Segment

Key Events for 2018:

•

External sales for 2018 exceeded $22.7 million, which represents a 35% increase over 2017. The Corporation anticipates moderate revenue growth for 2019 due to a number of factors including, the expansion of manufacturing activities by existing clients who utilize Prometic’s products in their production processes, the adoption of products by new clients, and the introduction of new products in the bioseparation market.

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2019 Update:

•

The ongoing manufacturing expansion of the Isle of Man facility will enable the company to manufacture over 35,000 litres of chromatography adsorbents annually, with a potential sales value exceeding $133 million per annum. This additional manufacturing capacity will be used to meet the growing demand for the segment’s products, and to provide the resins required for Prometic’s own PPPSTM plasma protein manufacturing operations.

Corporate and Operational Update

Key Events for 2018:

•

Subject to compliance with applicable covenants and servicing obligations, extended the maturity dates of its US$80 million (approx. $100 million) Credit Facility and original issue discount notes to September 2024 with SALP.

•

Provided a corporate update related to a series of initiatives aiming at lengthening the cash runway to better position the Corporation to achieve its objectives. These included a significant reduction in the Corporation’s cash used in operations for 2019, driven in part by growth in its bioseparation revenues and by a reduction of anticipated R&D expenditures by up to $30 million.

•

Announced the closing of an ATM equity distribution agreement with Canaccord Genuity Corp. The ATM allows the Corporation, at its sole discretion and subject to conditions set forth in the equity distribution agreement, to issue small tranches of common shares from treasury, at prevailing prices and in appropriate market conditions.

•

Named Prof. Simon Best as Interim Chief Executive Officer. Prof. Best has served as the Chairman of the Prometic Board of Directors since May 2014 and has over 30 years of global life sciences expertise with a focus on business development, strategic planning and product commercialization. Prof. Best succeeded Mr. Pierre Laurin who stepped down from his management and board responsibilities in December 2018.

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Subsequent Events to Fourth Quarter and 2018 Year-End

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Management and the Board of Directors are engaged in a comprehensive strategy to improve the financial and business conditions of the Corporation and, in January 2019, commenced a process to explore and evaluate potential strategic alternatives focused on maximizing shareholder value, including potential acquisitions, joint ventures, strategic alliances, or other merger and acquisition or capital markets transactions as well as any other transaction or alternative available to the Corporation. Concurrently, management and the Board of Directors have been actively exploring opportunities to bring forward cash flows to repay debt and fund working capital requirements.

•

In conjunction with the strategic review and liquidity issues faced by the Corporation, in February 2019, the Board of Directors formed a special committee of independent directors to oversee the strategic review process (the “Special Committee”). The Special Committee meets regularly and oversees the work of management and the Corporation’s financial and legal advisors in respect of such mandate.

•

In February 2019, the Corporation engaged Lazard, a global financial advisory and asset management firm, to review and execute key strategic transactions focused on maximizing shareholder value. These transactions could include, among other things, the out-licensing of drug candidates and monetization of non-core assets. The Corporation has not set a timetable for this process, and there can be no assurance that a transaction will be entered into or consummated, or, if a transaction is undertaken, as to its terms, structure or timing. The Corporation does not expect to make further public comment regarding these matters unless and until the Board has approved a specific transaction or has concluded its review of strategic alternatives.

•

In February and March 2019, the Corporation secured two additional tranches for a total of US$15.0 million from SALP under the existing Credit Facility. Concurrently, 19,401,832 warrants exercisable for Series A Preferred Shares of the Corporation with a term of eight years and an exercise price of $0.156 per warrant were issued on February 22, 2019. The Corporation drew US$10.0 million ($13.2 million) and US$5.0 million ($6.7 million) on February 22 and March 22 2019, respectively.

•	During the first quarter of 2019, the Corporation issued 12,870,600 common shares under the ATM for total cash proceeds of $4.1 million.

•	On March 31, 2019, Ms. Kory Sorenson resigned from Prometic’s Board of Directors.

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Conference Call Information

Prometic will host a conference call at 11:00 am (ET) on Tuesday April 2, 2019. The telephone numbers to access the conference call are (647) 427-7450 and 1-888-231- 8191 (toll-free). A replay of the call will be available as of Tuesday April 2, 2019 at 2:00 pm. The numbers to access the replay are 1-416-849-0833 and 1-855-859-2056 (passcode: 3198209). A live audio webcast of the conference call, with slides, will be available through the following :

https://event.on24.com/wcc/r/1969851/0D5A0C85F48EBF7260AFC1BE9877F748

Additional Information in Respect to the Fourth Quarter and Year Ended December 31, 2018

Prometic’s MD&A and 2018 consolidated financial statements for the quarter and year ended December 31, 2018 will be filed on SEDAR (http://www.sedar.com) and will be available on the Company’s website at www.prometic.com.

Prometic has decided to use the “notice-and-access” mechanism for delivery of its materials to its shareholders. Under the Notice-and-Access model, instead of receiving printed copies of Prometic’s Audited Consolidated Financial Statements for the year ended December 31, 2018 and Management’s Discussion and Analysis for the year-ended December 31, 2018 (collectively, the “Annual Report”), shareholders are invited to consult the Annual Report on Prometic’s website at www.prometic.com under investors & media/investor briefcase, or on SEDAR’s website. A copy of the Annual Report will also be available upon request, by telephone at 1-888-959-4007 or online at www.prometic.com/contactus.

About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Alström syndrome. The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

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We are headquartered in Laval, Quebec (Canada) with R&D facilities in Canada, the United Kingdom and the United States, manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the United States, Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2018, under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

For further information please contact:

Corporate Contacts:

Simon Best

Chairman and interim CEO

Prometic Life Sciences Inc.

s.best@prometic.com

450.781.0115

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Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

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